

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Michael V. Pappagallo
President and Chief Financial Officer
Brixmor Property Group Inc.
420 Lexington Avenue
New York, NY 10170

Re: **Brixmor Property Group Inc.**
Registration Statement on Form S-11
Filed May 27, 2014
File No. 333-196288

Dear Mr. Pappagallo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your definition of EBITDA now includes an adjustment for net income (loss) attributable to non-controlling interests not convertible into common stock. Please tell us why you believe it is appropriate to include this adjustment within your calculation of EBITDA, or revise the title of the measure accordingly to indicate that it is calculated differently than EBITDA as described in Exchange Act Release No. 47226.

2.   We note that you no longer refer to NAREIT when describing the definition of your FFO measure. Please specifically tell us if your definition of FFO includes adjustments that differ from those defined by NAREIT. If so, please revise to disclose the measure calculated based on the industry-recognized NAREIT definition in addition to your FFO measure. Also, please revise the title of your FFO measure to highlight the differences.   For example, if your FFO measure is calculated on a basis that is only attributable to certain equity holders, please indicate this in the title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua Ford Bonnie, Via E-mail
        Steven F. Siegel, Via E-mail